UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

Unit 1904, 19/F., Podium Plaza, 5 Hanoi Road

Tsim Sha Tsui, Kowloon Hong Kong

Tel: +852 98232486

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry Into a Material Definitive Agreement

As disclosed in our current report on Form 6-K dated June 9, 2025, 3 E Network Technology Group Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to sell and issue (i) up to $7.4 million in face value of 8% original issue discount senior secured convertible notes (“Notes”) and (ii) warrant (“Warrant”) to purchase up to certain number of Class A ordinary shares par value $0.0001 per share (“Shares”) in three tranches, including: (i) the First Tranche, which consists of up to $2.2 million in principal amount of Note and related Warrants; (ii) the Second Tranche, up to $2.2 million in principal amount of Note; and (iii) the Third Tranche, up to $3.0 million in principal amount of Notes. On June 9, 2025, the Company and the Investor completed the first closing of the Purchase Agreement. Since the first closing, the Investor has converted an aggregate of $2,050,000 face value of the First Tranche Note, with $150,000 of the First Tranche Note remaining outstanding.

The Company and the Investor have now entered into a letter agreement (the “Letter Agreement”), pursuant to which the parties agreed to (i) amend the First Tranche Note such that the remaining portion thereof cannot be converted below a floor price equal to $0.63 (the “Floor Price”), which represents 20% of the Minimum Price (as defined by Nasdaq Rules) as of June 9, 2025, the date of execution of the Purchase Agreement and (ii) amend the Warrant such that the exercise price of the Warrant cannot be below the Floor Price, and in the event the applicable conversion price or exercise price, as applicable, would otherwise be below such Floor Price, the Company will issue shares at the Floor Price and pay the Investor the resulting economic difference in cash, calculated as set forth in the Letter Agreement. Further, pursuant to the Letter Agreement, the parties also agreed that all references to the second and third tranches in the Purchase Agreement shall no longer apply and be null and void.

The foregoing description of the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of such documents, forms of which are filed as Exhibits to the Form 6-K filed by the Company on June 9, 2025, and incorporated by reference. The Side Letter is filed hereto as Exhibit 10.1 and incorporated by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

Exhibit Index

Exhibit No.	Description
10.1	Letter Agreement Dated October 14, 2025 between the Company and the Investor
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: October 15, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

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